Exhibit 11.01

MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

For the Quarter and Nine-Months Ended September 30, 2001 and 2000
(Dollars in Thousands, Except Per Share Data)

	Three-Months Ended		Nine-Months Ended
	September 30,		September 30,

	2001	2000	2001	2000

Net earnings	$45,917	$42,051	$80,267	$91,503

Weighted average number of common shares outstanding:

Basic	48,337,678	46,763,155	47,661,493	46,746,598

Effect of dilutive securities	233,303	199,046	227,258	217,683

Diluted	48,570,981	46,962,201	47,888,751	46,964,281

Net earnings per common share

- Basic	$0.95	$0.90	$1.68	$1.96

- Diluted	$0.95	$0.90	$1.68	$1.95